UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-36028

Ardmore Shipping Corporation

(Translation of registrant’s name into English)

Belvedere Building

Ground Floor

69 Pitts Bay Road

Pembroke HM08

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ardmore Shipping Corporation titled “Ardmore Shipping Completes Annual Review of Securities Filings.”

EXHIBITS

The following exhibit is filed as part of this Report:

Exhibit

99.1	Press Release dated September 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: September 2, 2022	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary